SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 23)1

LONGS DRUG STORES CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

543162 10 1 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 543162 10 1	Page 2 of 5 pages

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Robert M. Long
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 839,227 6. Shared Voting Power 1,209,300 7. Sole Dispositive Power 839,227 8. Shared Dispositive Power 1,209,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,048,527
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☒
11.	Percent of Class Represented by Amount in Row (9) 5.10%
12.	Type of Reporting Person IN

Item 1.	(a)	Name of Issuer:

Longs Drug Stores Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

P.O. Box 5222 Walnut Creek, California 94596

Item 2.	(a)	Name of Person Filing:

Robert M. Long

	(b)	Address of Principal Business Office:

P.O. Box 5222
Walnut Creek, California 94596

	(c)	Citizenship:

USA

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

543162 10 1

Item 3.	Not applicable

Page 3 of 5 pages.

Item 4.	Ownership

(a) Amount Beneficially Owned:

766,666 shares are held directly by the reporting person, a portion of which are held in a private IRA account. 150,403 shares are held by the reporting person in a fiduciary capacity as trustee or co-trustee of several trusts for the benefit of his family members. 42,976 shares are held jointly by the reporting person with his wife, Eliane Long. 1,088,482 shares are held by the reporting person in a fiduciary capacity as trustee of two private foundations. The aggregate number of shares beneficially owned by the reporting person is 2,048,527.

In addition, the reporting person’s wife, Eliane Long, owns 15,445 shares of Common Stock, as to which the reporting person disclaims beneficial ownership.

(b) Percent of Class:

5.10%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

839,227

(ii) Shared power to vote or to direct the vote:

1,209,300

(iii) Sole power to dispose or to direct the disposition of:

839,227

(iv) Shared power to dispose or to direct the disposition of:

1,209,300

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

With respect to the shares of common stock included on this Schedule 13G, the reporting person holds 1,238,885 shares in a fiduciary capacity on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. Such shares do not exceed five percent of the issuer’s common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 4 of 5 pages.

SIGNATURE

The filing of this schedule shall not be construed as an admission that the reporting person is the beneficial owner of the shares of common stock reported in Item 6.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2005

By:	/s/ Robert M. Long
Robert M. Long

Page 5 of 5 pages.